UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*


                           ORIENT-EXPRESS HOTELS LTD.
                           --------------------------
                                (Name of Issuer)

                   Class A Common Shares, par value $.01 each
                   ------------------------------------------
                         (Title of Class of Securities)

                                   G67743 10 7
                                   -----------
                                 (CUSIP Number)

                                December 31, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]      Rule 13d-1(b)

 [ ]      Rule 13d-1(c)

 [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)




                                Page 1 of 5 Pages

CUSIP No.    G67743 10 7


1   Name of Reporting Person:   Sea Containers Ltd.
    I.R.S. Identification No. of above person (entities only):     98-0038412

2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]

3   SEC Use Only

4   Citizenship or Place of Organization:  Bermuda

      NUMBER OF     5    Sole Voting Power:  37,369,278 shares*
       SHARES
    BENEFICIALLY    6    Shared Voting Power:  -0-
      OWNED BY
        EACH        7    Sole Dispositive Power:  37,369,278 shares*
      REPORTING
       PERSON       8    Shared Dispositive Power:  -0-
        WITH

9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                              37,369,278 shares*

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                        (See Instructions):  [ ]

11  Percent of Class Represented by Amount in Row (9):  76.5%**

12  Type of Reporting Person:         CO


-------------------

     *Including 20,503,877 shares issuable upon conversion of 20,503,877 Class B Common Shares of the Issuer.

     **On December 31, 2001, there were 28,340,601 Class A Common Shares outstanding.



                                Page 2 of 5 Pages

Item 1.

(a)  Name of Issuer:   Orient-Express Hotels Ltd.

(b)  Address of Issuer's Principal Executive Offices:    41 Cedar Avenue
                                                         P.O. Box HM 1179
                                                         Hamilton HM EX, Bermuda

Item 2.

(a)  Name of Person Filing: Sea Containers Ltd.

(b)  Address of Principal Business
         Office or, if none, Residence:   41 Cedar Avenue
                                          P.O. Box HM 1179
                                          Hamilton HM EX, Bermuda

(c)  Citizenship:    Bermuda

(d)  Title of Class of Securities:    Class A Common Shares, par value $.01 each

(e)  CUSIP Number:  G67743 10 7

Item 3.

         Not applicable.

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned (as of December 31, 2001):  37,369,278 shares*

(b)  Percent of class: 76.5%**

-------------------

     *Including 20,503,877 shares issuable upon conversion of 20,503,877 Class B Common Shares of the Issuer.

     **On December 31, 2001, there were 28,340,601 Class A Common Shares outstanding. This percentage is based on the sum of that number and the 20,503,877 issuable shares described in the footnote above.



                                Page 3 of 5 Pages

(c)  Number of shares as to which the person has:

     (i)  sole power to vote or to direct the vote: 37,369,278 shares*

     (ii) shared power to vote or to direct the vote: -0-

     (iii)sole power to dispose or to direct the disposition of: 37,369,278 shares*

     (iv) shared power to dispose or to direct the disposition of: -0-

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certifications

         Not applicable, since  this   statement  is  being  filed  pursuant  to
ss.240.13d-1(d).

-------------------

     *Including 20,503,877 shares issuable upon conversion of 20,503,877 Class B Common Shares of the Issuer.



                                Page 4 of 5 Pages

                                    SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


February 11, 2002
                                            SEA CONTAINERS LTD.



                                            By:  /s/Edwin S. Hetherington
                                               --------------------------
                                               Edwin S. Hetherington
                                               Vice President, General Counsel
                                                  and Secretary




                                Page 5 of 5 Pages